Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 July 10, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1626
                       Total Income Portfolio, Series 10
                       File Nos. 333-218652 and 811-03763
--------------------------------------------------------------------------------
Dear Mr. Bartz:

      This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1626, filed on June 9, 2017, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Total Income Portfolio, Series 10 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

       1. The duration example in the seventh bullet uses a duration of three years. Please confirm that the average weighted duration of the fixed-income securities held indirectly by the Trust is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the fixed-income securities.

      Response: The average weighted duration of the fixed-income securities held indirectly by the Trust is approximately five years and, therefore, the example has been revised.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren